NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	May 11, 2023

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC. FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2023

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX:  KLS), (NYSE American: KIQ) reports that it has released its unaudited consolidated interim financial statements and Management Discussion and Analysis for the three months ended March 31, 2023.

The unaudited consolidated interim financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated.

The Company's unaudited consolidated financial statements and MD&A for the three months ended March 31, 2023 were approved by the Board of Directors on May 10, 2023.

SUMMARY OF FINANCIAL PERFORMANCE

Three months ended March 31	2023	2022
Revenues	$2,459,958	$2,963,851
Gross profit	$1,086,568	$1,428,394
Gross profit margin	44%	48%
Adjusted EBITDA (loss)	$(531,618)	$207,880
Non-cash expenses	$255,059	$262,016
Termination settlement	$(465,360)	$-
Net income (loss)	$(786,677)	$(54,136)
Basic earnings (loss) per share	$(0.01)	$0.00

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2023 the Company had cash on deposit in the amount of $2,613,852, accounts receivable of $1,018,212, prepaid expenses of $170,799 and inventory of $4,084,472 compared to cash on deposit in the amount of $2,712,446, accounts receivable of $1,381,979, prepaid expenses of $92,768 and inventory of $4,144,196 compared as at December 31, 2022.

The Company had income tax payable of $43,126 at March 31, 2023 compared to $30,626 at December 31, 2022.

The working capital position of the Company as at March 31, 2023 was $6,365,196 compared to $7,000,568 as at December 31, 2022.  Capital resources and operations are to be expected to protect the Company's ability to conduct ongoing business as planned for the foreseeable future.

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Net assets of the Company were $9,994,995 as at March 31, 2023 compared to $10,781,672 as at December 31, 2022.  The Company had no interest-bearing long-term liabilities or debt as at March 31, 2023 or December 31, 2022.

OUTLOOK

During the first quarter of 2023 the owners and shippers that utilize rail tank cars continue to cautiously commit to investment in new tank car equipment and/or the re-qualification of their existing rail tank car fleets.  Industry experts anticipate that new car production will track replacement demand for the 438,000 tank car fleet and be in the range of 7,000 - 10,000 cars per year.  Rail tank car re-qualifications will be in the range of 40,000 - 50,000 cars per year for the next several years.

Rail tank car activity requiring Kelso components has remained mostly unchanged based on general economic recoveries and manufacturing supply chain disruptions that may require an increase in rail tank car transportation solutions.  Traditional foreign supply chains in the rail tank car industry have become unreliable.  The Company's "100% American-Made" reputation and its proven ability to service customer orders even during the most challenging of times have improved Kelso's reputation and brand recognition.

Industry projections indicate that the rail tank car market is entering a period of modest fleet growth coupled with growth in rail tank car utilization.  Industry analysts predict new tank car demand at approximately 9,200 tank cars in 2023.  The addition of new customers and the anticipated build of new tank cars and re-qualification activities are expected to provide modest financial growth from rail operations.

Management believes that there are significant opportunities to grow from the introduction of new innovative products in both the rail and automotive industries that are emerging from our R&D activities.  The Company continues to research, develop and engineer promising new transportation related equipment.  In the heavily regulated transportation industries, the Company's R&D projects are complex, time consuming and expensive.  The primary purpose of our R&D investments is to advance and elevate the probability of future financial successes from a larger and more diverse product line.

Several new rail products currently in AAR service field trials continue to progress well during the first quarter of 2023.  The Company anticipates regulatory progress in 2023 that can lead to new revenue sources when full approval and early AAR vetted conditional sales to qualified customers are permitted.

The KXI HD prototype vehicle has been completed and initial testing activities are above expectations.  All mechanical and hydraulic components are proven technologies that are sourced from well-established OEM suppliers and stakeholders.  Component designs have been scaled from existing uses in military and commercial applications to fit the specifications of KXI HD.  The prototype vehicle has been commissioned with the Company's proprietary encryption protected Road-To-No-Road™ wilderness driver assistance software which encompasses our trademarks PreciseRide™ and AdaptiveGrip™. The commissioned prototype vehicle is currently going through extensive software and engineering commissioning and integrity testing in preparation for Canadian Motor Vehicle Safety Standards compliance testing.

Once KXI HD has its commercial design specifications completed the final design will have to attain full compliance with the Canadian Motor Vehicle Safety Standards (CMVSS).  Successful completion of the CMVSS requirements should allow the Company to meet the Federal Motor Vehicle Safety Standards (FMVSS) in the United States including the majority of compliance requirements for each Canadian province and each American state.  This is expected to provide the Company with a National Safety Mark awarded as a final stage manufacturer which is a key prerequisite for enabling full scale marketing initiatives and initial commercial sales in late 2023 and 2024.

Timing of regulatory approvals on new rail and automotive products and corresponding revenue streams remains unpredictable and cannot be guaranteed to be successful.  Management continues to assess the Company's research and development discoveries, new product viability, budget restrictions and market potential of all R&D programs.  Management adjusts R&D plans based on testing results as part of the Company's R&D risk management program.  Despite the many challenges imposed by the COVID-19 recession, historic inflation rates and compromised supply chain issues, Management remains bullish on the potential of the Company's new product developments.

Financial results for the three months ended March 31, 2023
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The Company deploys capital resources sensibly to maintain financial health and liquidity.  The Company's working capital was $6,365,196 as at March 31, 2023.  Current working capital and anticipated sales activity for 2023 is expected to protect the Company's ability to conduct ongoing business operations and R&D initiatives for the foreseeable future.  With no interest-bearing long-term debt to service and improved sales prospects from a larger product portfolio, Kelso can continue to focus on longer term financial performance on behalf of the shareholders of Kelso.

About Kelso Technologies

Kelso is a diverse product development company that specializes in the design, engineering, production and distribution of proprietary service equipment used in transportation applications.  The Company's reputation has been earned as a designer and reliable supplier of unique high-quality rail tank car valve equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport.  All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Notice to Reader: References to Adjusted EBITDA refer to net earnings from continuing operations before interest, taxes, amortization, unrealized foreign exchange and non cash share-based expenses (Black Scholes option pricing model) and write off of assets.  Adjusted EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS.  Management believes that Adjusted EBITDA is an alternative measure in evaluating the Company's business performance.  Readers are cautioned that Adjusted EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS.  The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer.

Financial results for the three months ended March 31, 2023
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Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation.  Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that owners and shippers that use rail tank cars continue to cautiously commit to investment in new rail tank car equipment; that industry experts anticipate that new car production will track replacement demand for the 438,000 tank car fleet and be in the range of 7,000 - 10,000 cars per year; that rail tank car re-qualifications will be in the range of 40,000 - 50,000 cars per year for the next several years; that the Company's reliable "100% American-Made" reputation and proven reliable service record for customer orders even during the most challenging of times has improved Kelso's reputation; that market share is approximately half of the rail tank car market volume; that the anticipated upswing in new build and retrofit activity for rail tank cars combined with a growing number of certified Kelso products are expected to provide longer-term financial growth opportunities from rail operations; that Management remains bullish on the potential of all new product developments in both the rail and automotive industries that are emerging from the Company's R&D activities; the KXI Heavy-Duty suspension prototype has been completed including featuring the Company's proprietary encryption protected Road-To-No-Road™ wilderness driver assistance software, the KXI HD prototype is going through extensive engineering integrity testing for Canadian Motor Vehicle Safety Standards compliance - a prerequisite for a full scale market introduction in 2023; and that current working capital and anticipated sales activity for the rest of 2023 are expected to protect the Company's ability to conduct ongoing business operations for the foreseeable future.  Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct.  The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation that the risk that the longer-term effects of COVID-19 including inflation and short supply chain issues may last much longer than expected delaying R&D schedules and business orders from OEM customers; that our development of new products may proceed slower than expected, cost more or may not result in a salable product;  that tank car producers may produce or retrofit fewer than cars than expected and even if they meet expectations, they may not purchase the Company's products for their tank cars;  capital resources may not be adequate enough to fund future operations as intended;  that regulatory compliance including Canadian Motor Vehicle Safety Standards may be delayed or cancelled; that the Company's products may not provide the intended economic or operational advantages to end users; that market introduction of KXI in 2023 may not grow and sustain anticipated revenue streams; that the Company's new rail and automotive products may not receive regulatory certification; that customer orders may not develop or be cancelled;  that competitors may enter the market with new product offerings which could capture some of the Company's market share;  that a new product idea under research and development may be dropped if ongoing product testing and market research reveal engineering and economic issues that render a new product concept infeasible; and that the Company's new equipment offerings may not capture market share as well as expected.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue South Surrey, BC V4A 8J1 www.kelsotech.com

Financial results for the three months ended March 31, 2023
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